Meridian Gold Inc. 9670 Gateway Drive Suite 200 Reno, Nevada 89521-8953 (775) 850-3777 (775) 850-3733 Fax

May 25, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold Inc. (the “Company”)
Form 40-F for the year ended December 31, 2004
File No. 1-12003

          We received your letter dated April 27, 2005 concerning your comments on our financial statements and the related disclosures in Management’s Discussion and Analysis included as an exhibit to our annual report on Form 40-F for the year ended December 31, 2004. We have prepared the following responses to your comments.

Narrative Description of the Business
Accounting for the Impairment of Long-Lived Assets, page 12

1. We note that you have accounted for the purchase of Brancote Holdings PLC using the purchase method of accounting. In doing so, you state that you have allocated the purchase price and associated deferred tax assets into two categories: “first, based on proven and probable reserves and second, based upon future potential resource enhancement at the site.” Please tell us how you came to the conclusion to allocate the purchase price in this manner and explain why no amounts were allocated to goodwill as a result of the purchase. In your response, specifically cite the literature you believe applies to this accounting. Address both US and Canadian GAAP in your response.

     When we purchased the shares of Brancote Holdings PLC (“Brancote”), we effectively purchased the net assets of Brancote because, at the time of the acquisition, Brancote did not meet the definition of a business under EIC 124 “Definition of a Business” in Canada and EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” in the US. EIC 124 states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of: (a) inputs; (b) processes applied to those inputs; and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.” Based on our application of EIC 124, the acquisition of shares of Brancote was not a purchase of a business because substantially all of the net assets of Brancote consisted of developmental stage mineral properties that did not have processes and outputs. Application of EITF 98-3 results in the same conclusions as those reached under EIC 124.

     Because Brancote did not meet the definition of a business, we did not allocate any of the overall purchase price to goodwill as may have otherwise been required under CICA HB 1581 “Business Combinations” and FAS 141 “Business Combinations”. Accordingly, the total consideration given (i.e. the purchase price) was allocated to the various net assets of Brancote acquired based on management’s estimate of the fair value of each asset acquired and liability assumed. The majority of the purchase price was allocated to the Esquel mineral property, based on the proven and probable mineral reserves identified at Esquel, while a lesser amount was allocated to the other mineral properties acquired, based on only having mineral resources identified on those properties. We believe proven and probable reserves and mineral resources, which were determined through evaluation of assays and the preparation of a feasibility study, are the best factors to estimate the value of a mineral property for the allocation of the purchase price to the acquired assets. This is consistent with the concepts of “proven and probable reserves” and “value beyond proven and probable reserves” in EITF 04-3 “Mining Assets: Impairment and Business Combinations” and the application of the purchase consideration to mineral properties acquired is consistent with the conclusions reached by application of the guidance in Issue 1(a) of EITF 04-3.

Esquel, page 20

2. We understand that the exploration and development activities of the Esquel project have been “put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine.” Explain how you were able to conclude economic feasibility of the project given continued local opposition. Please tell also us how you have determined that the assets associated with this project are not impaired, and that there are proven and probable reserves.

     The Esquel project is economically feasible based not only on the initial feasibility study and subsequent project reviews (that contemplated open-pit mining methods), but also on alternative project designs developed subsequent to the non-binding referendum to address the concerns of the community (that contemplate underground mining methods or a combination of underground and open-pit mining methods). We and our technical advisors believe sufficient drilling, testing and analysis has been completed to support the mineral resources at Esquel being classified as proven and probable reserves.

     Although there continues to be local opposition to the project, we believe the Esquel project assets are not impaired. The project is financially economical and we believe it is reasonable that we will be able to secure the necessary permits. Mining permits in Argentina are issued by the provincial government (not the local municipality) and are based on established law. The mine plans developed in our original feasibility study meet or exceed the requirements under existing regulations and we have not had our permit applications denied. As noted above, we are developing alternative designs to address the concerns of the community. Once these plans are complete, we intend to submit them to the appropriate agencies in compliance with existing Argentine law to obtain the permits necessary to proceed with the construction of the mine.

Legal Proceedings, page 30

3. We note that you have recorded an environmental liability for the implementation of programs proposed in the closure plan of the Royal Mountain King mine. Please explain how you have determined that the amounts accrued are sufficient. Tell us the assumptions used to estimate the recorded liability and range of probable loss.

     We regularly review the estimated closure costs at all of our mineral properties, including the Royal Mountain King (“RMK”) mine. The closure plan and estimated closure costs for RMK were prepared and certified by a third party under a closure scenario given to the Regional Water Quality Control Board (“RWQCB”). The proposed closure scenario follows the direction outlined by the State Water Resources Control Board (“SWRCB”) order WQO 2004-0007 and is based on our review of our legal responsibilities and our expected outcome of matters discussed with the RWQCB and SWRCB. The proposed scenario and estimated costs were filed with the RWQCB and SWRCB and are pending comment from the RWQCB. The amount accrued represents the net present value of the expected closure liability, calculated in accordance with the guidance in CICA Handbook section 3110 “Asset Retirement Obligations” which, for purposes of this analysis, are consistent with those in FAS 143 “Accounting for Asset Retirement Obligations”.

     We believe our estimated closure liability fairly presents the estimated costs to complete the closure activities. However, if the proposed closure plan is not accepted by the Regional and State Water Quality Control Boards, and we are unable to reach an agreeable alternative plan, the actual liability we ultimately incur may differ from the accrued liability. The extent of any shortfall cannot be determined before occurrence. However, because of this uncertainty, additional disclosure of this matter was made in the Company’s Annual Report on Form 40-F.

Management’s Discussion and Analysis

4. We understand that you recognize the sale of silver as a by-product reducing operating costs when the metal is sold. Please disclose the amount credited to cost of sales for each of the years presented. Additionally, please expand your MD&A to indicate the impact by-product sales have on the profitability of the business and the trend levels of production you expect to experience in future periods.

     For 2004, the silver by-product sales credited to cost of sales was $28.3 million (4.8 million ounces of silver at the $5.89 average realized silver price) and was $20.8 million (4.3 million ounces of silver at the $4.87 average realized silver price) for 2003. Although the amount credited to costs of sales each year for silver by-product sales is not specifically disclosed in the MD&A, the silver ounces produced each year are included in the statistical table on page 17 and in the MD&A in the second paragraph under the heading “Discussion of Properties – El Penon” and the average realized silver price each year is included in the MD&A in the fourth paragraph under the heading “Results of Operations”. Accordingly, we believe the silver by-product sales is readily determinable from the information disclosed, although, in light of your comment, we will provide silver by-product sales in the MD&A in future filings.

     In the eighth paragraph under the heading “Discussion of Properties – El Penon” in the MD&A, we state “For 2005, the Company expects El Penon to produce 300,000 ounces of gold at a cash cost of $50-$60 per ounce.” The cash cost includes the silver by-product sales and therefore, we have indirectly disclosed the expected effect of the silver credits for 2005.

Financial Statements
Statement of Operations, page 26

5. We note that you have reported a separate line item for depreciation, depletion and amortization on the face of your statement of operations. If the amount reported as cost of goods sold is exclusive of depreciation, depletion and amortization, expand your disclosure under the cost of goods sold caption and elsewhere in the document where you present cost of sales to comply with the guidance in SAB Topic 11:B.

     As you have noted, we report “cost of sales” and “depreciation, depletion and amortization” separately on our statement of operations as required under paragraph 1520.03(f) of the CICA Handbook (cost of sales does not include depreciation, depletion and amortization). We did not include the presentation recommended under SAB Topic 11:B because as a Canadian company that files on Form 40-F, we are eligible to prepare our financial statements, including disclosures, in accordance with Canadian GAAP, and provide a reconciliation, in accordance with Item 17 to Form 20-F, as supplemented by guidance in Topic 6(VI) of the Division of Corporation Finance Accounting Disclosure Rules and Practices manual and SAB Topic 1D, of material measurement differences to the amounts of net income and balance sheet line items that would be reported under US GAAP. Accordingly, as SAB Topic 11:B does not form part of Canadian GAAP, we do not believe that we are required to comply with its requirements.

Statement of Cash Flows, page 28

6. We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from operating activities. Support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

     We presented a subtotal in the statement of cash flows to show cash flow from operations before changes in non-cash working capital and other items, in accordance with the indirect method described in paragraph 1540.22 of the CICA Handbook and as illustrated in Example 1 to CICA Handbook section 1540. Consistent with our comments in response to your comment 5, we do not believe that this presentation represents a material measurement difference between Canadian and US GAAP that, in accordance with the Commission’s policies, we are required to reconcile. However, in light of your comment, we will consider adding additional comments to our Item 17 GAAP reconciliation in future filings.

Note 1- Significant Accounting Policies

(e) Cash, Short-Term Investments, and Long-Term Investments, page 29

7. We note that your investments include taxable auction rate securities. Expand your disclosure to clarify how you account for and where these investments are classified on the balance sheet. Please expand your disclosure to define what an auction rate security is, how its value is determined, and where the change in value is recorded in the financial statements. Address your accounting for both US and Canadian GAAP.

     Our investments in auction rate securities as at December 31, 2004 were classified based on the effective maturity date of the security, being the next auction date. Based on paragraph .08 of CICA 1540 “Cash Flow Statements”, we classified auction rate securities with an effective maturity date of three months or less as cash equivalents, as we believed these instruments were available to meet our short-term cash commitments, are easily converted to a known amount of cash and are subject to an insignificant amount of risk. The auction rate securities classified as cash equivalents were $55.9 million. As at December 31, 2004, we also held auction rate securities with effective maturity dates beyond three months and less than 1 year, which we classified as short-term investments. The auction rate securities classified as short-term investments were $17.9 million as at December 31, 2004. All auction rate securities are reported on the balance sheet at cost, plus accrued interest.

     We have noted Staff’s position on the accounting for auction rate securities, as articulated in the “Current Accounting and Disclosure Issues in the Division of Corporate Finance” dated March 4, 2005. In light of this statement, we will classify all auction rate securities that: (a) we do not hold a “put” right on; or (b) do not otherwise mature within three months of the date of acquisition, as short-term investments in future filings. In addition, we will expand our disclosure for these instruments in future filings, for both Canadian and US GAAP.

(f) Inventory, page 29

8. We understand that you value inventory of stockpiled ore using the lower of the average production cost using the LIFO method or net realizable value. Please expand your disclosure to include the nature of cost elements and determination of amounts included in cost of goods sold.

     Stockpiled ore is currently being carried at average production cost per tonne using the LIFO method, as that cost is lower than net realizable value after an allowance for additional processing costs. The cost of stockpiled ore includes all costs of extracting the ore from the mine. However, no depreciation is allocated to stockpiled ore inventory as the Company uses third party contractors to extract the ore and the mining equipment in use is owned by the contractors. Accordingly, depreciation of mining equipment used in the extraction process is included in production costs as part of the costs billed from the contractor. The Company does not include any indirect costs in stockpiled ore inventory, as the amounts involved would not be significant. Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill. In light of your comment, we will expand the disclosure in the accounting policy note 1(f) to include the nature of the cost elements and basis of charging those costs to cost of sales in future filings.

(g) Mineral Property, Plant, and Equipment, page 29

9. With respect to the use of units-of-production based amortization method for mineral properties, please clarify the definition of a “unit” and when a unit is considered “produced” to trigger recording depreciation, depletion and amortization expense.

     Our definition of a “unit” is a tonne of ore (although note 1(g) indicates a “unit” is a ton), and the total depletion base is expected proven and probable tonnes of ore to be mined. A unit is considered produced and depreciation, depletion and amortization is recorded when the ore is removed from the mine and delivered to the mill. Although stockpiled ore has been removed from the mine, the revenue associated with that ore is not recognized until the ore is processed through the mill and the dore is produced and sold. In light of your comment, we will expand the disclosure in the accounting policy note 1(g) to clarify this point (and change tons to tonnes) in future filings.

(m) Mineral Exploration and Development Costs, page 31

10. Explain what you mean by your statement, “Development costs applicable to mineralized properties deemed capable of commercial production ... are capitalized and amortized ...” Additionally, explain why this accounting policy does not result in a reconciling difference between US and Canadian GAAP.

     As disclosed in note 1(m), our accounting policy is to expense all exploration costs as incurred. US GAAP requires these costs to be expensed as incurred, although Canadian GAAP currently allows these costs to either be expensed or capitalized, depending on management’s assessment of the nature of the costs. Our understanding of Canadian and US GAAP is that once the exploration and development of the mineral property is advanced enough such that management deems the property to be capable of commercial production, as evidenced by a positive economic analysis of the project, all future costs may be capitalized. We understand that Staff interprets US GAAP on this topic to require the positive economic analysis to be a “bankable feasibility study”, which may be considered to be more onerous than a “positive economic analysis”. As a result, there could be a reconciling difference between Canadian and US GAAP.

     In our case, we do not commence capitalizing exploration and development expenditures until an approved feasibility study is completed. As a result, there are no differences between Canadian GAAP and US GAAP for this point, as they affect us. We will expand the disclosure in the accounting policy note 1(m) to clarify this point in future filings.

Note 16- Commitments and Contingencies

(c) Exploration Commitments, page 42

11. We understand that you have entered into option agreements requiring you to incur exploration expenditures and make option payments by certain dates with respect to the El Pavon property. Please explain why there are no amounts associated with the option agreements in the table of ‘Contractual

Commitments and Contingent Liabilities’ under the heading ‘Liquidity and Capital Resources,’ on page 21, of the MD&A.

     The exploration obligation of $3.5 million for the El Pavon property is identified in the contractual commitments and contingent liabilities table on page 21 on the line labeled “Exploration obligations” and is further clarified in note 2 of that table. The obligation is also referenced in note 16(c) on page 42 (as you have noted).

Note 17- Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles, page 44

12. We understand that it is common to enter into what is commonly referred to in the industry as provisionally-priced metals contracts. As you may know, under U.S GAAP, embedded derivatives are separated from the “host contract” and measured at fair value with gains or losses recognized in earnings. Further, note that under U.S GAAP, provisionally priced revenue should be measured using the forward rate. Please tell us how you have considered the applicable guidance in the preparation of your reconciliation to U.S. GAAP. Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address: http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf for US GAAP.

     From Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, we understand that an embedded forward should be bifurcated from the receivable for provisionally-priced metal contracts. Provisionally-priced metals contracts are common for mining companies that produce metal in concentrates, where there can be a significant period of time between transfer of title and final settlement.

     However, our metal sales contracts are not provisionally priced, primarily because we produce dore as opposed to concentrates. Any risk associated with the change in the price of the metal between our metal sales contract date with our customer and the date on which refining/smelting is completed by the refiner is borne by our customer. We recognize the sale of metals when the quantity and price are known and the metal is delivered in accordance with Canadian GAAP (EIC 141) and US GAAP (SAB 104).

13. We understand from your income tax policy disclosure in Note 1 on page 31 that you measure deferred tax assets and liabilities using “substantively enacted” tax rates. Please clarify the nature of circumstances surrounding “substantially enacted” tax rates and why you believe it is appropriate to use them. Address EIC 111 in your response with respect to Canadian GAAP. Additionally, explain to us why this has not resulted in a reconciling difference between US and Canadian GAAP.

     Paragraph 3465.58 of the CICA Handbook states that it would be appropriate to use “substantively enacted” income tax law or rate when there is persuasive evidence that the government is able and committed to enacting the proposed change in the foreseeable future and where the change relates to the current year, the company expects to be assessed based on the announced rates/laws. EIC 111 addresses the issue of “substantive enactment” in the context of Canadian federal and provincial income tax legislation and does not address the application of this concept to the tax legislation of other countries.

     We understand that under US GAAP, changes to tax law or rates must be “enacted” before they can be used, so there could be a difference between Canadian and US GAAP for this topic. However, in our case, for the three years presented, there were no differences in the substantively-enacted tax rates and the enacted tax rates in the jurisdictions in which we operate and have deferred tax assets or liabilities. Accordingly, we do not discuss differences between Canadian and US GAAP for this point, as there are none.

14. In your reconciliation to U.S. GAAP, describe and quantify each material variation as a separate reconciling item.

     We believe the text and tables in note 17 (text on page 43 and tables on page 44) appropriately describe and quantify each material variation as a separate reconciling item between Canadian and US GAAP, as they affect us. In future filings, we will continue to evaluate the clarity of the linkage between the various reconciling differences discussed and the dollar amount adjustments in the reconciliation tables provided in response to Item 17 of Form 20-F.

     We believe we have adequately addressed your comments contained in your letter dated April 27, 2005 regarding our Form 40-F for the year ended December 31, 2004. If you should have any additional questions after reading our responses please contact us.

Sincerely,

/s/ Peter C. Dougherty

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.